America’s Driving Ranges, Inc.

78365 Highway 111, #287

La Quinta, California 92253

T. 760.360.9547   F. 509.561.4292

April 8, 2009

Mr. Nolan McWilliams

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 25049

RE:

America’s Driving Ranges, Inc..

Form S-1 Registration Statement

File No. 333-154912

Dear Mr. McWilliams:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to April 10, 2009 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve America’s Driving Ranges, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

America’s Driving Ranges, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICA’S DRIVING RANGES, INC.

/s/ John Birchard

John Birchard, PGA, President